FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2005
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

M E D I A R E L E A S E
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Dir +27 11 644-2460
Fax +27 11 484-0639
www.goldfields.co.za
Enquires
South Africa
Willie Jacobsz
Tel +27 11 644-2460
Fax +27 11 484-0639
North America
Cheryl A Martin
Tel +1 303 796-8683
Fax +1 303 796-8293
GOLD FIELDS WITHDRAWS FROM SRP PROCESS
AND SEEKS RELIEF IN HIGH COURT
Johannesburg, 16 March 2005. Gold Fields Limited (GFI: JSE and NYSE) (“Gold Fields”) today announced that, prior to the commencement of the proceedings before the Securities Regulation Panel (SRP), the executive director of the SRP revealed for the first time to Gold Fields and its advisors previously undisclosed correspondence between himself and Harmony’s legal advisors.
In its submissions to the SRP, Gold Fields maintained that Harmony’s hostile bid had lapsed on the basis that the offer had not been declared unconditional as to acceptances within 60 days of the initial posting of Harmony's offer document, on approximately 20 October 2004. Under the South African takeover code, unless the SRP otherwise consents, an offer must become or be declared unconditional as to acceptances within 60 days of the initial posting of the offer document, failing which it will lapse.
The correspondence in question deals with a secret, ex parte ruling, given by the executive director to Harmony during early December 2004. The ruling was withheld from Gold Fields and its advisors in contravention of the South African Takeover Code. Such withholding is inexplicable in light of the fact that in all the correspondence between Gold Fields’ advisors and the SRP, after the granting of such ruling, the SRP at no stage disclosed the existence of such ruling. The ruling in effect sought to extend the 60 day period from late December 2004 until 31 January 2005. In the circumstances of this secret ruling, Gold Fields withdrew its appeal.
Gold Fields and its advisors are firmly of the view that the conduct of the executive director does not meet the standards of natural justice and supports Gold Fields’ contention that it has been unfairly treated.
As a result of the disclosure of the secret, ex parte, ruling granted by the executive director, Gold Fields will launch urgent proceedings in the High Court of South Africa to review this ruling of the executive director and the conduct arising therefrom. The relief that will be sought in the proceedings will include the setting aside of the secret ruling, which will have the effect that Harmony’s hostile bid will have lapsed and be void and of no force.
Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill
†
(Chief Executive Officer),K Ansah
#
, G J Gerwel, N J Holland
†
(Chief
Financial Officer), J M McMahon
†
, G R Parker
‡
, R L Pennant-Rea
†
, P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson
*Canadian,
†
British,
‡
American,
#
Ghanaian.
Corporate Secretary: C Farrel
Gold Fields is anxious to have the review proceedings heard as soon as possible. However, the time of the hearing of the review is governed, to a large degree, by the speed with which the executive director provides to Gold Fields and the High Court the full record of his dealings with Harmony and its advisors. Gold Fields will take all steps within its power to expedite the hearing of the review proceedings.

ends
In the United States, Gold Fields Limited (“Gold Fields”) has filed a Solicitation/Recommendation Statement with the Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.
The directors of Gold Fields accept responsibility for the information contained in this document. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.
Copies of this document are not being made available, and must not be mailed, forwarded, transmitted or otherwise distributed or sent in or into Australia, Canada, Japan, the Republic of Ireland or any other jurisdiction in which it is illegal to make this document available and persons receiving this document (including custodians, nominees and trustees) must not distribute, forward, mail, transmit or send it in or into or from Australia, Canada, Japan, the Republic of Ireland or any such other jurisdiction.
This document contains “forward-looking statements” with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this document that are not historical facts are “forward-looking statements”.
These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this presentation, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth materials filed with or furnished to the SEC from time to time, including Gold Fields’ most recent Annual Report on Form 20-F.
Important factors that could cause actual results to differ materially from estimates or projections contained in the forward- looking statements include, without limitation: overall economic and business conditions in South Africa, Ghana, Australia and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; the success of exploration and development activities; decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labor disruptions; availability, terms and deployment of capital; changes in relevant government regulations, particularly environmental regulations and potential new legislation affecting mining and mineral rights; fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies; and political instability in South Africa, Ghana and regionally.
Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.
Information included in this document relating to Harmony and its business has been derived solely from publicly available sources. While Gold Fields has included information in this document regarding Harmony that is known to Gold Fields based on publicly available information, Gold Fields has not had access to non-public information regarding Harmony and could not use such information for the purpose of preparing this document. Although Gold Fields is not aware of anything that would indicate that statements relating to Harmony contained in this document are inaccurate or incomplete, Gold Fields is not in a position to verify information concerning Harmony. Gold Fields and its directors and officers are not aware of any errors in such information. Subject to the foregoing and to the maximum extent permitted by law, Gold Fields and its directors and officers disclaim all liability for information concerning Harmony included in this document.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 16 March 2005
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs